Exhibit 99.1

Jeffs’ Brands Enters into a Definitive Agreement with Scanary, Marking Entry into the Global Homeland Security Market

Tel Aviv, Israel, Dec. 05, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that KeepZone AI Inc., its wholly owned subsidiary (“KeepZone” or the “Subsidiary”) has entered into a definitive distribution agreement (the “Agreement”) with Scanary Ltd. (“Scanary”), an Israeli deep-tech developer of 3D imaging, electromagnetic, AI-powered threat detection systems. This transaction marks the Company’s strategic entry into the fast-growing global homeland-security sector.

Under the Agreement, Scanary grants KeepZone the right to market and distribute Scanary’s groundbreaking AI-radar screening systems, capable of scanning up to 25,000 people per hour in open spaces without requiring them to stop. The system removes the need for traditional checkpoints and physical pat-downs, delivering seamless, real-time threat detection in under two seconds using advanced 3D imaging and AI that automatically disregards phones, keys, and other harmless objects. It is ideally suited for airports, stadiums, transit hubs, critical infrastructure, sensitive facilities, and major events – precisely the venues where demand for frictionless, high-throughput security is surging.

According to Global Market Insights report, the security scanning equipment market was valued at over $11.4 billion in 2022, with over 1 million security-scanning units dispatched, and is anticipated to grow at a CAGR of over 7% between 2023 and 2032.

Key terms of the definitive agreement include:

●	Exclusive distribution rights for the systems in Canada, Germany, and the United Arab Emirates for an initial 24-month period, automatically extendable for an additional 24-month period upon achieving a cumulative purchase target of 20 systems; and

●	Non-exclusive distribution rights in Spain and Italy.

Pursuant to the terms of the Agreement, in consideration for these exclusive rights, KeepZone agreed to make a one-time payment of $1 million to Scanary, payable in five equal monthly installments of $200,000, with each installment due at the end of each calendar month following the execution of the Agreement. Scanary will provide one free demonstration unit and technical support for pre-sales activities. The payment is fully repayable to KeepZone through periodic revenue payments of 10% of Scanary’s profits from sales outside the exclusive territories, in accordance with the terms of the Agreement.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the commercial opportunities under the Agreement and the belief that this collaboration could open new markets and growth opportunities. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

Adi and Michal PR- IR

Investor Relations, Israel

michal@efraty.com